Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside Petroleum Ltd.
ASX Announcement	ACN 004 898 962
Monday, 22 November 2021	Mia Yellagonga
11 Mount Street
ASX: WPL	Perth WA 6000
OTC: WOPEY	Australia
T +61 8 9348 4000
www.woodside.com.au

WOODSIDE AND BHP AGREE TO CREATE A GLOBAL ENERGY COMPANY

Woodside Petroleum Ltd (Woodside) and BHP Group (BHP) have today signed a binding share sale agreement (SSA) for the merger of BHP’s oil and gas portfolio with Woodside (Merger). Woodside will acquire the entire share capital of BHP Petroleum International Pty Ltd (BHP Petroleum) in exchange for new Woodside shares.

The signing of the SSA follows the merger commitment deed announced on 17 August 2021.

On completion, the Merger will create a global top 10 independent energy company by production and the largest energy company listed on the ASX.1 The combined company will have a high margin oil portfolio, long life LNG assets and the financial resilience to help supply the energy needed for global growth and development over the energy transition.

Woodside CEO Meg O’Neill said the Merger would deliver enduring value for Woodside shareholders and BHP shareholders that receive Woodside shares under the Merger.

“Woodside and BHP’s respective oil and gas portfolios and experienced teams are better together. The combination will deliver the increased scale, diversity and resilience to better navigate the energy transition.

“We will have the balance sheet, cash flow and financial strength to help fund planned developments in the near-term, invest in future energy opportunities and return value to our shareholders through the cycle.

“Our emissions reduction targets will apply to the combined portfolio, supporting our aspiration to be net-zero by 2050 and our strategy to supply lower-carbon energy to our customers across the globe,” she said.

Attractive strategic and financial rationale

The Merger documented in the SSA today is expected to deliver substantial value creation for both sets of shareholders from across a range of areas, including:

•	Greater scale and diversity of geographies, products and end markets through an attractive and long-life conventional portfolio

•	Resilient, high margin operating cash flows to fund shareholder returns and business evolution to support the energy transition

•	Strong growth profile with capacity to phase the most competitive, high-return options within the portfolio

•	Proven management and technical capability from both companies

•	Shared values and focus on sustainable operations, carbon management and ESG leadership

•

Estimated synergies of more than US$400 million (100 per cent basis, pre-tax) per annum from optimising corporate processes and systems, leveraging combined capabilities and improving capital efficiency on future growth projects and exploration

•	Greater financial resilience, relative to Woodside’s and BHP’s standalone petroleum businesses.

Merger ratio

On completion of the Merger, Woodside will issue new shares expected to comprise approximately 48% of all Woodside shares (on a post-issue basis) as consideration for the acquisition of BHP Petroleum. The Merger ratio is based on the number of Woodside shares at the effective date. The number of new shares issued on completion will be adjusted to reflect shares issued by Woodside under its dividend reinvestment plan after the effective date.

[1]	On a proforma basis for the 12 months to 30 June 2021.

The new Woodside shares will be distributed to BHP shareholders as an in-specie fully franked dividend.

Timing and completion

Completion is targeted for Q2 2022. Prior to completion, Woodside and BHP will carry on their respective businesses in the normal course and will put in place appropriate plans to enable a smooth transition of ownership.

The effective date of the Merger will be 1 July 2021.

On completion, Woodside will make a cash payment to BHP in relation to cash dividends paid by Woodside between the effective date and completion. BHP will make a cash payment to Woodside for the net cash flow generated by BHP Petroleum between the effective date and completion (or, if that amount is negative, Woodside will make a cash payment to BHP). Where applicable, these amounts will be netted off.

BHP Petroleum will transfer to Woodside on a cash and debt-free basis, based on the balance sheet at the effective date, subject to certain exclusions including legacy assets and liabilities that will remain with BHP.

BHP has agreed to exclusivity arrangements with Woodside. These arrangements do not restrict BHP from considering superior proposals for BHP Petroleum in prescribed circumstances. Woodside has agreed to similar exclusivity arrangements in connection with a competing proposal for Woodside.

Warranties and indemnities

Each party has given the other party certain warranties regarding its business. Woodside has agreed to indemnify BHP for, among other things and subject to certain limitations, decommissioning and environmental liabilities relating to the BHP Petroleum business. BHP has agreed to indemnify Woodside for, among other things and subject to certain limitations, claims in respect of entities and assets not forming part of the Merger.

Termination rights

Woodside and BHP have termination rights (including if the other is subject to a defined material adverse change or specified petroleum reserve reduction) and BHP has a right to terminate upon certain changes to Woodside’s credit rating. Each party has agreed that, if the Merger does not complete, its only recourse is a reimbursement fee of US$160 million payable in certain circumstances, including if Woodside’s board changes, withdraws or qualifies its recommendation that shareholders vote in favour of the Merger (subject to certain exceptions).

Conditions

Completion of the Merger is subject to satisfaction (or waiver where permitted) of conditions precedent by 30 June 2022 or an agreed later date, which include:

•	Approval by certain regulatory and competition authorities

•	Approval by Woodside shareholders at a general meeting

•	Independent experts appointed by Woodside issuing a report concluding that the Merger is in the best interests of Woodside shareholders

•	Certain registration statements relating to Woodside shares being declared effective by the United States Securities and Exchange Commission

•	Other conditions customary for a transaction of this nature.

If a condition precedent has not been satisfied or waived by 30 June 2022 (or an agreed later date) either party may terminate the SSA.

In addition, Woodside and BHP are actively seeking necessary third-party consents resulting from the Merger and are working to secure these consents prior to Woodside shareholders voting to approve the Merger.

The Woodside shareholder meeting to approve the Merger is targeted for Q2 2022.

The notice of meeting for the Woodside shareholder meeting will include an independent expert’s report, to be prepared by KPMG Corporate Finance. Gaffney, Cline & Associates Ltd has been appointed as the technical specialist. The independent expert’s report will provide an opinion on whether the Merger is in the best interests of Woodside shareholders and is expected to provide more detail on the respective oil and gas portfolios of Woodside and BHP Petroleum, including decommissioning liabilities and asset valuations.

Share listings and governance

Woodside will retain its primary listing on the Australian Securities Exchange (ASX).

Woodside is currently pursuing a secondary listing on the New York Stock Exchange (NYSE) through an American depository receipt (ADR) arrangement, with a target of being active by completion. The NYSE listing would provide increased access to international equity and debt markets. Additional secondary listings are being evaluated.

It is intended that the Woodside Board will appoint a current BHP director as a Woodside director on completion.

Integration and transition

Woodside and BHP have also executed an integration and transition services agreement (ITSA) which provides for the planning of post-completion integration activities, activities to separate BHP Petroleum and its petroleum business from the BHP Group, and a framework for transition services to be provided by BHP after completion.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

IMPORTANT NOTICE

Information

This document contains information in summary form that is current as of the date of publication. This information does not purport to be complete, comprehensive or to comprise all the information which a shareholder or potential investor may require in order to determine whether to deal in any securities. It should be read in conjunction with Woodside’s other announcements released to the Australian Securities Exchange, available at www.asx.com.au.

This document has been prepared by Woodside and relies on information provided by BHP (“BHP Information”). Although Woodside has taken steps to confirm the BHP Information, it has not independently verified it and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of the BHP Information.

Certain market and industry data used in this document may have been obtained from research, surveys or studies conducted by third parties, including industry or general publications. Neither Woodside nor its representatives or advisers have independently verified any market or industry data provided by third parties or industry or general publications.

To the maximum extent permitted by law, Woodside and its related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives) (together, the Beneficiaries) exclude and expressly disclaim all duty and liability (including for fault or negligence) for any expenses, losses, damages or costs incurred by you as a result of the information in this document being inaccurate or incomplete in any way for any reason.

No advice

Nothing in this document constitutes financial product, investment, legal, tax or other advice. It does not take into account the investment objectives, financial situation or needs of any particular shareholder or investor. You should consider the appropriateness of the information in this document having regard to your own investment objectives, financial situation and needs and with your own professional advice, when deciding whether to deal in any securities.

General

Statements made in this document are made only as at the date of this document. The information in this document remains subject to change without notice and there is no certainty or assurance that the Merger will complete on the intended schedule or at all. Woodside may in its absolute discretion, but without being under any obligation to do so, update or supplement this document. However, except as required by law, none of Woodside or its Beneficiaries intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this document, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside and its Beneficiaries, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Merger. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may make assumptions regarding the success of the Merger, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this document.

Any past performance and pro forma historical information is given for illustrative purposes only. Any pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

No offer or solicitation

This communication relates to the Merger between Woodside and BHP Petroleum. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information

In connection with the Merger, Woodside intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the Merger (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Merger. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE MERGER. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.